SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 21)

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 825 Eighth Avenue, 31st Floor New York, New York 10019 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 11, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,448,256
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
3,448,256
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,448,256
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%[a]
14.	TYPE OF REPORTING PERSON OO

a This calculation is based upon 27,108,737 shares of the common stock, without par value of Agilysys, Inc. a Delaware corporation (the “Issuer”) as follows: (i) 25,373,280 shares of common stock, without par value, of the Issuer (the “Shares”) outstanding as of October 20, 2023, as set forth in the Issuer’s Quarterly Report on Form 8-K for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on October 20, 2023 and (ii) 1,735,457 Shares into which the 1,735,457 shares of the Issuer’s Series A Preferred Stock were mandatorily converted by the Issuer on November 28, 2023.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
7.	SOLE VOTING POWER
9,580

8.	SHARED VOTING POWER
3,786,332
9.	SOLE DISPOSITIVE POWER
9,580

10.	SHARED DISPOSITIVE POWER
3,786,332
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
3,795,912
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.0%[a]
14.	TYPE OF REPORTING PERSON IN

a This calculation is based upon 27,108,737 shares of the common stock, without par value of Agilysys, Inc. a Delaware corporation (the “Issuer”) as follows: (i) 25,373,280 shares of common stock, without par value, of the Issuer (the “Shares”) outstanding as of October 20, 2023, as set forth in the Issuer’s Quarterly Report on Form 8-K for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on October 20, 2023 and (ii) 1,735,457 Shares into which the 1,735,457 shares of the Issuer’s Series A Preferred Stock which were mandatorily converted by the Issuer on November 28, 2023.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,210,200
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
3,210,200
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,210,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9%[a]
14.	TYPE OF REPORTING PERSON PN

a This calculation is based upon 27,108,737 shares of the common stock, without par value of Agilysys, Inc. a Delaware corporation (the “Issuer”) as follows: (i) 25,373,280 shares of common stock, without par value, of the Issuer (the “Shares”) outstanding as of October 20, 2023, as set forth in the Issuer’s Quarterly Report on Form 8-K for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on October 20, 2023 and (ii) 1,735,457 Shares into which the 1,735,457 shares of the Issuer’s Series A Preferred Stock were mandatorily converted by the Issuer on November 28, 2023.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Distressed Debt Fund I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
238,056
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
238,056
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
238,056
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%[a]
14.	TYPE OF REPORTING PERSON PN

a This calculation is based upon 27,108,737 shares of the common stock, without par value of Agilysys, Inc. a Delaware corporation (the “Issuer”) as follows: (i) 25,373,280 shares of common stock, without par value, of the Issuer (the “Shares”) outstanding as of October 20, 2023, as set forth in the Issuer’s Quarterly Report on Form 8-K for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on October 20, 2023 and (ii) 1,735,457 Shares into which the 1,735,457 shares of the Issuer’s Series A Preferred Stock were mandatorily converted by the Issuer on November 28, 2023.

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This statement is filed with respect to the shares of the common stock, without par value (the “Common Stock”), of Agilysys, Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) and amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2008, as amended, including most recently amended by Amendment No. 20 thereto filed with the SEC on November 3, 2022 (“Amendment 20,” and collectively as so amended through Amendment 20, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda Islands limited partnership (“MAK Fund”), MAK Capital Distressed Debt Fund I, LP, a Delaware limited partnership (“MAK CDD Fund”) and Michael A. Kaufman, a United States citizen (“Mr. Kaufman” and, collectively with MAK Capital, MAK Fund and MAK CDD Fund, the “Reporting Persons”).

ITEM 4.	PURPOSE OF TRANSACTION

The sale of shares of Common Stock reported herein were pursuant to the Trading Plan disclosed in Amendment 20. The shares of Common Stock were sold for MAK Fund and MAK CDD Fund for portfolio management purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a) is amended as follows:

The ownership percentages are calculated based on 27,108,737 shares of Common Stock, as follows: (i) 25,373,280 shares of Common Stock outstanding as of October 20, 2023, as set forth in the Issuer’s Quarterly Report on Form 8-K for the quarterly period ended September 30, 2023 filed with the SEC on October 26, 2023 plus (ii) 1,735,457 shares of Common Stock into which the 1,735,457 shares of the Issuer’s Convertible Preferred Stock were mandatorily converted by the Issuer on November 28, 2023.

(a)	As of December 13, 2023:

(i)	MAK Capital holds 3,448,256 shares of Common Stock, representing 12.7% of the outstanding shares of Common Stock;

(ii)	Mr. Kaufman holds 3,795,912 shares of Common Stock, representing 14.0% of the outstanding shares of Common Stock;

(iii)	MAK Fund holds 3,210,200 shares of Common Stock, representing 11.9% of the outstanding shares of Common Stock;

(iv)	MAK CDD Fund holds 238,056 shares of Common Stock, representing 0.9% of the outstanding shares of Common Stock.

Each of MAK Fund and MAK CDD Fund shares voting power and investment power with MAK Capital and Mr. Kaufman.

The information contained in rows 7 to 11 on each of the cover pages is incorporated by reference in its entirety.

Item 5(c) is amended as follows:

The transactions effected by the Reporting Persons are set for the on Schedule A hereto which is incorporated herein by reference in its entirety.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: December 13, 2023

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL FUND LP

By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL DISTRESSED DEBT FUND I, LP

By: MAK DDF-1 GP, LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

By:	/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN
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SCHEDULE A

RECENT TRANSACTIONS

The following transactions on the open market in the shares of Common Stock were effected by the Reporting Persons since November 3, 2023, the date of the Reporting Persons last amendment of this Schedule 13D (with the reported price per share being a weighted average):

Date Sold	Shares Sold	Price per Share
11-28-2023	28,907[a]	$86.2465
11-29-2023	22,434[b]	$84.9444
11-30-2023	44,427[c]	$84.9529
12-1-2023	64,367[d]	$87.1085
12-4-2023	20,925[e]	$87.7015
12-5-2023	16,078[f]	$86.2681
12-6-2023	33,457[g]	$86.5657
12-7-2023	28,473[h]	$84.235
12-8-2023	11,173[i]	$83.825
12-11-2023	14,212[j]	$82.4477
12-12-2023	27,412[k]	$80.4559
12-13-2023	35,794[l]	$81.1287

a 23,964 Shares were sold for MAK Fund and 4,943 Shares were sold for MAK CDD Fund.

b 18,598 Shares were sold for MAK Fund and 3,836 Shares were sold for MAK CDD Fund.

c 36,830 Shares were sold for MAK Fund and 7,597 Shares were sold for MAK CDD Fund.

d 53,360 Shares were sold for MAK Fund and 11,007 Shares were sold for MAK CDD Fund.

e 17,347 Shares were sold for MAK Fund and 3,578 Shares were sold for MAK CDD Fund.

f 13,329 Sares were sold for MAK Fund and 2,749 Shares were sold for MAK CDD Fund.

g 27,736 Shares were sold for MAK Fund and 5,721 Shares were sold for MAK CDD Fund.

h 23,604 Shares were sold for MAK Fund and 4,869 Shares were sold for MAK CDD Fund.

i 9,262 Shares were sold for MAK Fund and 1,911 Shares were sold for MAK CDD Fund.

j 11,781 Shares were sold for MAK Fund and 2,431 Shares were sold for MAK CDD Fund.

k 22,724 Shares were sold for MAK Fund and 4,688 Shares were sold for MAK CDD Fund.

l 29,673 Shares were sold for MAK Fund and 6,121 Shares were sold for MAK CDD Fund.

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